

SE(16014406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1st, 2015 (MM/DD/YY) AND ENDING DECEMBER 31st, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFISE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BISCAYNE BLVD. SUITE 3550
(No. and Street)

MIAMI (City) FL. (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUISA FRANCHY (305)374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT , & CO.
(Name – *if individual, state last, first, middle name*)

9300 S. DADELAND BLVD. STE 600 (Address) MIAMI (City) FL. (State) 33156 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

OATH OR AFFIRMATION

I, EDUARDO ERANA, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFISE SECURITIES CORPORATION, as of DECEMBER 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERTAIN OFFICERS AND/OR DIRECTORS OF LAFISE SECURITIES CORPORATION

MAINTAIN A PROPRIETARY INTEREST IN THE FOLLOWING ACCOUNTS: SEE BELOW


OLGA S. HERNANDEZ
MY COMMISSION # FF 238943
EXPIRES: June 13, 2019
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT AND CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCOUNTS WITH PROPRIETARY INTERESTS:

BANCO LAFISE (HONDURAS)
BANCO LAFISE BANCENTRO
BANCO LAFISE COSTA RICA
BANCO LAFISE PANAMA
LAFISE VALORES DE PANAMA SA
LAFISE VALORES PUESTO DE BOLSA(THIS IS THE ONE IN COSTA RICA)
LAFISE VALORES DE EL SALVADOR SA DE CV
LAFISE VALORES SOCIEDAD ANONIMA (THIS IS THE ONE IN GUATEMALA)
SEGUROS LAFISE SOCIEDAD ANONIMA
LATIN AMERICAN FINANCIAL SERVICE CORP.

LAFISE SECURITIES CORPORATION

TABLE OF CONTENTS:

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Lafise Securities Corporation.
Miami, Florida

We have audited the accompanying statement of financial condition of Lafise Securities Corporation. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Lafise Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Lafise Securities Corporation's financial statements. The supplemental information is the responsibility of Lafise Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, FL

February 2, 2016

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	
Cash	$ 1,426,957
Deposit with clearing broker	100,000
Due from clearing broker	1,021,444
Property and equipment, net of accumulated depreciation of $ 23,305	-
Other assets	46,200
Total Assets	$ 2,594,601
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 72,212
Corporate income tax payable	4,631
Securities sold, not yet purchased, at fair value	1,021,990
Total Liabilities	$ 1,098,833
Stockholders' equity	
Common stock, $1 par value, 5,000,000 shares authorized, 177,778 shares issued and outstanding	$ 177,778
Additional paid-in capital	704,222
Retained Earnings	613,768
Total Stockholders' Equity	$ 1,495,768
Total Liabilities and Stockholders' Equity	$ 2,594,601

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenues		
Commissions		$ 1,998,204
Trading Gain (Loss)		82,460
Interest and dividend income		7,237
Other miscellaneous income		1,233
		$ 2,089,134
Expenses		
Employee compensation, Commissions and benefits		$ 1,092,187
Occupancy		162,522
Communications and market data		190,748
Expense sharing with affiliate		73,560
Professional fees		109,953
Depreciation		311
Interest Expense		65,489
Other operational expenses		86,827
		$ 1,781,597
Net profit before corporate income tax provision		$ 307,537
Corporate income tax provision		
Federal income tax provsion	$ 102,631	
State income tax provision	14,283	116,914
Net profit before corporate income tax credit		$ 190,623
Corporate income tax credit arising from the availability of loss carry forwards		
State income tax credit		10,688
Net profit		$ 201,311

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2015

	Common Stock			Additional Paid-in Capital		Retained Earnings		Total
	Shares		Amount					
Balances, beginning of year	177,778	$	177,778	$ 704,222	$	412,457	$	1,294,457
Net profit	-		-	-		201,311		201,311
Balances, end of year	177,778	$	177,778	$ 704,222	$	613,768	$	1,495,768

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities	
Net profit	$ 201,311
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	311
Changes in operating assets and liabilities:	
(Increase) in due from clearing brokers	(17,217)
(Increase) in other assets	(2,310)
Decrease in prepaid corporate income taxes	153,533
(Decrease) in accounts payable and accrued expenses	(71,071)
(Decrease) in securities sold, not yet purchased	(54,599)
(Decrease) in corporate income tax payable	(91,808)
Net cash provided by operating activities	$ 118,150
Net increase in cash	$ 118,150
Cash, beginning of year	1,308,807
Cash, end of year	$ 1,426,957
Supplemental cash flows disclosures	
Interest payments	$ 65,489
Corporate income tax payments	$ 206,439

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. Organization and Nature of operations

The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management and other business services.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through clearing firms and does not hold customer funds or customer securities.

2. Summary of significant accounting policies

Basis of Presentation and Revenue Recognition

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis using the accrual method of accounting. All trading and investment securities, if any, are valued at quoted market price and unrealized gains or losses are included in revenues from firm trading.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash balances consist of cash held at two commercial banks and various accounts held by their correspondent broker.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

2. Summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with U.S .GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates. The carrying amount of all financial assets and liabilities approximates fair value.

Loss Contingencies

Loss Contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Financial Instruments with Off-Balance Sheet Risk

The Company, under its correspondent agreements with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that is unlikely it will have to make a material payment under this indemnity, and accordingly, has not recorded any contingent liability in its financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements are issued.

3. Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and three preceding years remain subject to examination as of December 31, 2015.

4. Clearing Arrangements

The Company has a clearing agreement with its clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with its clearing broker in the amount of $100,000 which is included in the "Deposits with clearing brokers" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing broker, which maintains the customers' accounts and clears such transactions.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with U.S. GAAP guidance for fair value measurement. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities sol, not yet purchased on the statement of financial condition.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral Held at Broker	Balance as of December 31, 2015
Liabilities					
Securities sold, not yet purchased, at fair value:					
Options and futures	$ -	$ -	$ -	$ -	$ -
United States Treasury Bond	1,021,990	-	-	-	1,021,990
Fixed Income	-	-	-	-	-
Mutual Funds	-	-	-	-	-
Foreign Currency	-	-	-	-	-
	$ 1,021,990	$ -	$ -	$ -	$ 1,021,990

6. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $1,382,756 which was $1,282,756 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0556 to 1 as of December 31, 2015.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Commitments

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2015, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

9. Concentration of Credit Risk

The Company maintains its bank accounts at two (2) different financial institutions. One of these accounts totaling $ 37,005 is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and the other account located overseas totaling $ 6,731 is not covered by the FDIC.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

10. Lease Commitments

The Company occupies its office location under an expense sharing agreement with Lafise Corporation, Inc., an affiliated entity, whereby they are billed for approximately 56% of the total rent. The company's rental obligation under this agreement is as follows:

Year ended December 31		
2016	$	168,078
2017		172,916
2018		177,754
	$	518,748

11. Date of Management's Review

The Company has evaluated subsequent events through February 2, 2016, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

12. Expense Sharing Agreement

The Company has an expense sharing agreement with Lafise Corporation, Inc., an affiliated entity, to reimburse them $6,130 per month for contract services. The total amount paid to them relative to contract services was $73,560 for the year ending December 31, 2015.

SUPPLEMENTARY INFORMATION

LAFISE SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Net capital		
Total stockholder's equity	$	1,495,768
Less: non-allowable assets		
Other assets	$	46,200
Property and equipment, net		-
	$	46,200
Net capital before haircuts	$	1,449,568
Less:		
Securities haircuts		66,812
Net capital	$	1,382,756
Aggregate indebtedness	$	76,843
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,123
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	1,282,756
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,262,756
Percentage of aggregate indebtedness to net capital		5.56%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

LAFISE SECURITIES CORPORATION

SCHEDULE II
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is Pershing LLC.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2015.

See independent auditor's report regarding supplementary information.

LAFISE SECURITIES CORPORATION

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2015.

See independent auditor's report regarding supplementary information.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Lafise Securities Corporation.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Lafise Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Lafise Securities Corporation's compliance with the applicable instructions of form SIPC-7. Lafise Securities Corporation's management is responsible for Lafise Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 2, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*****2038*****************MIXED AADC 220
053506 FINRA DEC
LAFISE SECURITIES CORPORATION
200 S BISCAYNE BLVD STE 3550
MIAMI FL 33131-2379

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,008.56

B. Less payment made with SIPC-6 filed (exclude interest) (3,547.94)
10/15/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,460.62

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,460.62

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,460.62

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAFISE SECURITIES CORP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February, 20 16.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,089,134
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	30,496
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	47,976
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,237	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	7,237
Total deductions	85,709
2d. SIPC Net Operating Revenues	$ 2,003,425
2e. General Assessment @ .0025	$ 5,008.56
	(to page 1, line 2.A.)

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Lafise Securities Corporation identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Lafise Securities Corporation claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Lafise Securities Corporation stated that Lafise Securities Corporation met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Lafise Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida.

February 2, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

LAFISE SECURITIES CORPORATION

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2015

Lafise Securities Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Lafise Securities Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2015, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.



Eduardo Erana, President and CEO



Luisa Franchy, Fin Op